TENNYSON
NETWORKS LIMITED

1 July 2002

By Facsimile
0015 1 202 942 9624
3 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX dated 1 July 2002.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

Enclosure

dlw 7/2

TENNYSON NETWORKS LIMITED A.C.N. 009 805 298
14 BUSINESS PARK DRIVE, NOTTING HILL, VIC, 3168, AUSTRALIA.
TEL +61-3- 8558 0424 FAX +61-3- 8558 0484
email: tny@tennyson.com.au

TENNYSON NETWORKS LIMITED

Tennyson sells largest SOX to Victorian water authority

Melbourne, July 1, 2002 – Tennyson Networks Ltd (ASX: TNY) today announced its largest individual SOX (Smart Office eXchange) sale to Central Highlands Water (CHW), one of regional Victoria's largest water authorities. The 180-seat system will be installed in CHW's headquarters in Ballarat and its satellite office in Maryborough.

CHW is looking to achieve a major improvement in productivity and a reduction in communication costs by implementing Tennyson's locally developed SOX platform, which has also been sold to a number of other local and regional Government business enterprises.

Tennyson Networks CEO, Mr Leigh Coleman, said the continuing adoption of SOX by local and regional authorities demonstrated that the systems were ideally suited to this market sector.

"We are attacking this vertical market quite aggressively and the sale to CHW reinforces our belief that that these authorities have special communications needs that we can solve with our SOX systems," Mr Coleman said.

"CHW were seeking to replace their existing PABX system with a solution that would allow the seamless integration of voice and data communication with their existing IT infrastructure.

"SOX allows them to do this by providing a feature-rich "One Box" solution that caters for the diverse communication needs of CHW's equally diverse business."

Tennyson recently announced that the SOX Virtual Phone had become the first desktop telephone system for small-to-medium business to be accredited by Microsoft for integration with Microsoft Outlook and Microsoft Exchange 2000 Server.

This was a significant factor for CHW, which has its offices linked on an ISDN based VPN (virtual private network) to allow data sharing and access to the Microsoft Exchange server in Ballarat. Employees use Microsoft Outlook for their email.

SOX has now delivered unified messaging. This means that all voicemails and faxes will arrive to the user's Outlook mailbox and be accessible via the Virtual Phone.

Users will be able to manage their voicemails and faxes as they do emails. This creates enormous time savings compared to using separate systems.

SOX also provides the ability for all users to view the status and availability of any extension anywhere on the network. This will allow more effective internal and external communications as well as making it easier to arrange conference calls, transfer callers etc.

Other advanced functionality which SOX will provide to CHW includes after hours messaging and Interactive Voice Response. As well, staff who are working away from the office will have remote access for retrieval of messages, calendar and contacts.

The announcement of the sale to CHW follows last week's statement to the ASX that Tennyson's PowerSOX had been selected as the customer contact solution for Dun & Bradstreet Australasia's expanding receivables management business and a full service consumer credit bureau.

The initial site in Melbourne will be for 120 agents, followed by installations in Sydney for 20 agents and then in Wellington, New Zealand, for 50 agents. Tennyson expects the Melbourne and Sydney sites to expand to 200 and 50 agents respectively by the end of 2002.

About Tennyson Networks Limited

Tennyson Networks Limited (ASX: TNY), through its wholly owned subsidiary Tennyson Technologies Pty Ltd, is a leader in the design, development, marketing and support of advanced communications products for information-centric businesses. Tennyson is a global pioneer of data/voice convergence technology and provides a complete business communications solution encompassing a Computer Telephony Integration (CTI) platform, Integrated Voice Response (IVR), unified communications and messaging, fax and remote access – the Smart Office eXchange (SOX). The SOX Virtual Phone is the first desktop telephony system for small-to-medium business to be accredited by Microsoft for integration with Microsoft Outlook and Microsoft Exchange 2000 Server. Tennyson's award-winning SOX platform has received international recognition at the prestigious Cebit event in Europe and CT Expo in the US, where it was judged "Best of Show". Tennyson continues to build on the SOX platform with new applications, including PowerSOX, a customer contact centre solution. Tennyson is based in Melbourne, Australia with international distributors in the United Kingdom, New Zealand and South Africa. SOX products have been sold in 22 countries.

Tennyson Contact:
Leigh Coleman
Chief Executive Officer
Tel: +61 3 8558 0400

Media Contact:
Jeff Bird
Bird & Hill Public Relations
Tel: +61 2 9954 0555